Exhibit 99.1

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

INTRODUCTION & BACKGROUND

This management’s discussion and analysis dated as of November 17, 2022 (this “MD&A”) of the financial condition and results of operations of Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and nine months ended September 30, 2022. This MD&A should be read in conjunction with the audited annual financial statements of the Company for the years ended December 31, 2021, and 2020 together with the notes thereto, and the unaudited condensed interim financial statements for the three and nine months ended September 30, 2022, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted.

The unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all the information required for full annual financial statements required by IFRS. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. Information contained herein is presented as of November 17, 2022, unless otherwise indicated.

Unless inconsistent with the context, references in this MD&A to the “Company” or “Sigma Lithium” are references to the Company and its subsidiaries.

The Company’s registered office is Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8. The Company’s common shares (“Common Shares”) trade in the United States on Nasdaq and in Canada on the TSX Venture Exchange (“TSXV”) under the symbol “SGML”.

Further information about the Company and its operations, including the financial statements referred to above and the Company’s annual information form, is available on the Company’s website at www.sigmalithium.ca, at www.sedar.com (SEDAR) and at www.sec.gov (EDGAR).

The information herein should be read in conjunction with the technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Phase 3 Mineral Resource Estimate dated August 4, 2022, and with an effective date of May 30, 2022 (the “Updated Technical Report”).

The Updated Technical Report also includes information from other recently filed technical reports which have all been consolidated within the Updated Technical Report, such as: (i) the mineral resource estimates for the Xuxa deposit (“Phase 1”) and the Barreiro deposit (“Phase 2”), (ii) the mineral reserve estimates for Phase 1 and Phase 2, (iii) the results of the updated feasibility study on Phase 1 (the “Phase 1 FS”) and (iv) the results of the pre-feasibility study on Phase 2 (the “Phase 2 PFS”).

Readers should note that the Company has not yet reported or announced a production decision in respect of Phase 2 or the Nezinho do Chicão deposit (“Phase 3”). The Company expects that it will assess the results of feasibility studies for each of Phase 2 and Phase 3 (or a feasibility study for a combined Phase 2 and Phase 3) before making such production decisions. All statements regarding mine development or production in respect of Phase 2 and Phase 3 in this MD&A are expressly qualified by this statement.

Readers should refer to and carefully consider the sections below titled “Risk Factors”, “Cautionary Note Regarding Forward-Looking Information” and “Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates”.

OUR BUSINESS

Sigma Lithium is a Canadian-incorporated lithium company focused on the construction of the largest hard rock lithium operation in the Americas, the Grota do Cirilo project (the “Project”), located in the municipalities of Araçuaí́ and Itinga in the northeastern part of the state of Minas Gerais, Brazil. The Company owns 100% of the Project indirectly through its wholly-owned subsidiary Sigma Mineração S.A. (“Sigma Brazil”). The Project area contains nine past producing lithium mines and is comprised of 27 mineral rights (which include mining concessions, applications for mining concessions, exploration authorizations and applications for mineral exploration authorizations) spread over 191 km2, which is located within the broader 19,000 hectare land package owned by Sigma Brazil (containing the Grota do Cirilo, Sao Jose, Genipapo and Santa Clara properties).

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The Project will be vertically integrated, with the Company’s mining operations supplying mineralized spodumene material to its lithium production and processing plant (the “Greentech Plant”). The Greentech Plant is designed to process 5.5% to 6.0% battery grade high purity lithium concentrate (“Battery Grade Sustainable Lithium”), engineered to the specifications of the Company’s customers in the rapidly expanding lithium-ion battery supply chain for electric vehicles (“EVs”), in an environmentally friendly way through a fully automated and digital dense media separation (“DMS”) technology process. The Greentech Plant is being built after the completion of engineering to the level of FEL-3 stage precision by Primero Group Ltd. (“Primero”) and extensive testing at the Company’s on-site demonstration pilot plant, which has been in operation since late 2018.

As the Company’s mission statement has been guided by adhering to the highest level of environmental, social and governance (“ESG”) practices since inception in 2012, the Project is being developed in a sustainable way. Additionally, the Company is focused on social programs promoting sustainable development, inclusion (including on the Company’s Board of Directors (the “Board”)), and upskilling local people in the region where we operate. As a result, the Company has committed to the strategies outlined in Table 1 below, to advance the development of the Project in a responsible and sustainable way. Over the long term, Sigma Lithium plans to build upon its ESG commitments with the goal of achieving net zero carbon emissions by 2024 through the introduction of biofuels in its trucking fleet and carbon credit “in-setting”.

Table 1: Summary of Sigma Lithium’s ESG-Driven Decisions & Strategies

Governance & Diversity	Sustainable Development	Greentech Plant
Co-CEO & Co-Chairperson: 50% female representation	Phase 1 built as two pits to preserve seasonal stream	Minimal water impact
Board Independence: 50%		No hazardous chemicals
Board Committee Chair Independence: 60%	Social programs / commitment to local hiring and training	Tailings 100% dry stacked
Board Diversity: 50% female / LGBTQ representation		100% green hydro power

Sigma Lithium is building the Project in a phased approach and is currently constructing Phase 1 of the Project, with commissioning expected to commence by the end of December 2022. As shown in Table 2 below, which highlights the results of the Phase 1 FS and Phase 2 PFS included in the Updated Technical Report, Phase 1 production of Battery Grade Sustainable Lithium is anticipated to position the Company as a globally relevant Tier 1 lithium producer and Phase 2 has the potential to approximately double production, if a production decision is made by the Company following the completion of a feasibility study. The Greentech Plant is planned to have two separate production lines for Phase 1 and Phase 2, which will have similar DMS processing flowsheets and are projected to share certain elements of a common plant infrastructure.

Table 2: Highlights of the Phase 1 FS and Phase 2 PFS Included in the Updated Technical Report

Highlights @ 5.5% Lithium Oxide Concentration	Units	Phase 1	Phase 2	Phase 1 & 2
Operating Life	Years	8	12	13
Run-Rate Battery Grade Sustainable Lithium Production	tonnes per year	270,000	261,100	531,000
Run-Rate Lithium Carbonate Equivalent Production	tonnes per year	36,700	35,500	72,200
All-In Sustaining Cost (CIF China)	US$ per tonne	$459	$453	$455
After-Tax Net Present Value (@ 8% Discount Rate)	(US$ billion)	$2.6	$2.4	$5.1
After-Tax Internal Rate of Return	(%)	571%	764%	589%
Payback Period	(months)	3	2	3

Going forward, Sigma Lithium is investigating a potential third production expansion from Phase 3 at the Project, if warranted after completing a preliminary economic assessment, pre-feasibility study and feasibility study. Phase 3 is located approximately 800 meters away from Phase 2 and could potentially be incorporated as a third production line in the Greentech Plant or Phase 2 could be built as a larger production line that could process both Phase 2 and Phase 3 material. A preliminary economic assessment related to the Phase 3 mineral resource estimate included in the Updated Technical Report, and related to potentially creating a single larger production plant for Phase 2 and Phase 3 together, is expected to be completed in Q4-2022 (the “Phase 2 & 3 PEA”).

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Figure 1: General View of the Phase 1 Greentech Plant Construction

Figure 2: Sigma Lithium’s Corporate Targets of Creating Value in a Sustainable Way

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

PROJECT HIGHLIGHTS

▪	Phase 1 construction continued to advance and remains on track for commissioning to commence by the end of December 2022, with the construction of the run of mine wall and structural steel for all four areas of the crushing plant completed (total construction of the crushing and run of mine pad areas expected to be completed in early to mid-November).

▪	Completed 99% and 94% of the concrete works for the crushing and DMS plant areas, respectively;

▪	Completed 76% of the steel structure assembly for the crushing area, with assembly work expected to rapidly be advanced in November at the DMS plant area;

▪	Concurrent detailed engineering work advanced to 99% completion, providing high confidence regarding the remaining timing and capital expenditures for Phase 1 construction.

▪	Construction workforce increased to 750 (approximately 40% comprised of Jequitinhonha Valley region community members where the Project is located), as activity accelerated during the quarter.

▪	Phase 1 north pit (the “Phase 1 North Pit”) pre-stripping completed, and Phase 1 south pit (the “Phase 1 South Pit”) pre-stripping commenced in October 2022, as the Company works towards establishing operational readiness for initial production.

▪	Engineering work continued for the Phase 2 & 3 PEA, which will investigate the potential to fast-track Phase 3 construction with a larger Greentech Plant expansion production line that could process material from both Phase 2 and Phase 3 (the results of the Phase 2 & 3 PEA are expected to be completed in Q4-2022).

▪	Progressed exploration work targeting a further increase in the Company’s total mineral resource estimate with an updated mineral resource estimate expected by the end of 2022.

CORPORATE HIGHLIGHTS

▪	Further strengthened the Board by appointing Dana M. Perlman as an Independent Director on September 13, 2022, bringing the Board’s level of independence and female / LGBTQ representation to 50%.

▪	Further strengthened the Company’s operational team with the appointment of Brian Talbot as Chief Operating Officer on August 19, 2022.

▪	Terminated the heads of agreement that was previously entered into with Mitsui & Co. Ltd. (“Mitsui”) on March 26, 2019 (the “Mitsui HOA”) to preserve maximum commercial optionality for sales of the Project’s Battery Grade Sustainable Lithium (and repaid the deposit that Mitsui made under the Mitsui HOA).

ESG HIGHLIGHTS

▪	Landmark microcredit program launched for female entrepreneurs of the Jequitinhonha Valley region where the Company operates (730 female entrepreneurs are currently enrolled with R$2,000 to be loaned per person).

▪	Ongoing dedication to supporting local employment with the continuation of the Homecoming Employment Program and Education Program for Mining Technicians. Approximately 40% of its 750 person construction workforce is local to the region.

▪	Continued to support local communities in need with the ongoing Zero Hunger Action which will provide approximately 2.4 million meals for those in need since initiation in 2021 (3,000 food baskets delivered in the third quarter of 2022, with a cumulative program total of 14,000 to be delivered through the end of the year) and Childcare Centers Initiative program which sponsors two facilities serving over 560 children annually.

▪	Remained committed to the environmentally responsible development of the Project which employs 100% dry stacking, clean energy usage in the form of hydroelectricity, water treatment & recycling, vegetation planting & monitoring programs, and environmental education programs.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	Advanced its environmental programs including environmental education programs for local communities, continued development of its environmental management and supervision plan for responsible consumption and production, and planting and vegetation monitoring program to preserve and nurture local flora and fauna.

▪	Leading role at the following globally relevant conferences as an ongoing case study in “impact investing in the mining business” and “green battery metals”:

•	Active participants in the 2022 United Nations Climate Change Conference in Egypt in November 2022 (“COP27”). Multiple members of the senior management team hosted workshops on “Impact Investing in Mining” and Sigma Lithium was referenced as a case study at multiple panels. Co-CEO and Co-Chairperson Ana Cabral-Gardner will be featured as a keynote speaker;

•	Panelist and participant at the United Nations High Level Energy Dialogue in New York City in September 2022;

•	Participant at the Future Investment Initiative in Riyadh in October 2022 and New York City in September 2022 (invited by the Kingdom of Saudi Arabia); and

•	Sigma Lithium was a case study at the Brazil Climate Summit at the Columbia Business School in New York City in September 2022.

PHASE 1 GREENTECH PLANT CONSTRUCTION PROGRESS

General Overview of Progress

Sigma Lithium made significant progress in the construction of the Phase 1 Greentech Plant during the third quarter of 2022, as the Company rapidly advances toward commissioning, which is expected to commence by the end of 2022. Activity continues to accelerate, with the construction workforce increasing to 750 and the Company achieving the highest monthly progress in September 2022 since construction commenced in December 2021.

As of the date of this MD&A, the Company has achieved the following significant milestones:

▪	Completing the construction of the run of mine wall and structural steel for all four areas of the crushing plant (total construction of the crushing and run of mine pad areas expected to be completed in early to mid-November);

▪	Completing 99% and 94% of the concrete works for the crushing and DMS plant areas, respectively;

▪	Completing 76% of the steel structure assembly for the crushing area, with assembly work expected to rapidly be advanced in November at the DMS plant area; and

▪	Phase 1 Greentech Plant detailed engineering advanced to 99%.

Going forward, the Company anticipates that the pace of construction activity will continue to accelerate, and is focused on completing the following key workstreams in the fourth quarter of 2022:

▪	Finalizing the construction of the crushing area and fast-tracking progress of the DMS concentration plant construction;

▪	Installation of the equipment components of the Phase 1 Greentech Plant (crushing plant area, DMS plant);

▪	Construction of the Company’s own high voltage substation on site, which will provide connection to the CEMIG (the relevant Brazilian power authority) grid; and

▪	Electromechanical assembly of the raw water supply piping and the installation of equipment, including water tanks.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Civil works construction is being carried out by the civil contactor Tucumann Enegenharia e Empreendimentos Ltda while plateworks and electromechanical assembly is being done by Parex Engenharia S.A.

Refer to Figure 3 to Figure 8 for a visualization of Phase 1 Greentech Plant construction progress as of the date of this MD&A, which can be compared to the 3D rendering designed by Primero shown in Figure 9.

Figure 3: Crushing Equipment Installation	Figure 4: Primary Crushing Equipment Installation

Figure 5: Secondary / Tertiary Crusher Installation	Figure 6: Construction of Crushed Ore Bin Area

Figure 7: Concentration (DMS) Plant Construction	Figure 8: Construction of Power Substation

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Figure 9: 3D Rendering of the Greentech Plant Designed by Primero (for comparative purposes)

Note: the 3D rendering is just of the Phase 1 Greentech Plant and does not include any expansionary infrastructure that would be built if the Greentech Plant is expanded (as is being investigated in the Phase 2 & 3 PEA).

Health & Safety

Health and safety remain Sigma Lithium’s primary focus at the construction site, and the Company is proud to report the following achievements as of the date of this MD&A:

▪	Zero lost time due to injury since construction commenced (approximately 110,000 of cumulative total person hours); and

▪	Substantial Covid-19 suppression with just four cases reported during the third quarter of 2022 (all of which occurred in July 2022) and 100% of the operational workforce vaccinated for Covid-19.

Detailed Engineering & Procurement Progress

Sigma Lithium continued to advance detailed engineering of the Phase 1 Greentech Plant in the third quarter of 2022, and has achieved a completion level of 99% as of the date of this MD&A (as summarized in Table 3 below). Detailed engineering, procurement and construction management (“EPCM”) for the Phase 1 Greentech Plant is being led by Primero and Promon Engenharia Ltda. (“Promon”), with Primero leveraging its lithium engineering expertise and Promon working to ensure designs are ‘tropicalized’ to comply with Brazilian standards.

Additionally, during the third quarter of 2022, Sigma Lithium increased its ‘site management team’ with the addition of seven experienced engineers who are fully engaged with our EPCM providers (Primero, Promon and construction suppliers) to ensure the successful completion and commissioning of the Phase 1 Greentech Plant.

Detailed engineering (incremental to the FEL-3 level engineering completed for the Phase 1 FS) is being completed concurrently with the construction of the Phase 1 Greentech Plant, as the Company continues to fine tune designs with Primero and Promon as it progresses towards completing construction.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Equipment and materials procurement remains on track and has been led by Promon, with their team focusing on maintaining constant dialogue with key suppliers to ensure expedient delivery. As of the date of this MD&A, 84% of the Phase 1 capital expenditures have been committed and 88% will be sourced in Brazil. One of the keys to Promon’s success of expediting and ensuring efficient deliveries has been employing a strategy of inspecting equipment at the suppliers’ facilities prior to shipping. Promon has also engaged two third-party companies to assist with local and international diligence and technical inspection services.

Table 3: Detailed Engineering Progress Summary

Discipline	Progress
Structural	100%
Concrete	100%
Mechanical	100%
Platework	100%
Procurement	100%
Safety	100%
Planning	100%
Piping	100%
Civil	100%
Process Design	100%
Controls	99%
General Engineering	98%
Electrical & Instruments	98%
Total (Weighted)	99%

Estimated Timeline to Greentech Plant Commissioning

The Company continues to expect to begin commissioning the Phase 1 Greentech Plant by the end of 2022, with the pace of construction continuing to accelerate in the fourth quarter of 2022.

Refer to Figure 10 below for the Company’s estimated timeline to Greentech Plant Commissioning.

Figure 10: Estimated Timeline to Greentech Plant Commissioning

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Phase 1 Greentech Plant Commissioning & Commercial Production

The Company expects to commence commissioning of the Phase 1 Greentech Plant by the end of 2022 and complete commissioning during Q1-2023, with commercial production to be achieved in Q2-2023. Commissioning and start-up management will be run by the Company's operational team (led by Chief Operating Officer Brian Talbot) with the support of Promon.

The Company plans to deploy the following strategies to ensure an efficient ramp-up to commercial production:

▪	Finalizing commissioning and testing procedures during Q4-2022;

▪	Monitoring commissioning tests and analyzing their respective issued reports during commissioning;

▪	Identifying, registering and flagging non-conformities related to commissioning and test procedures; and

▪	Coordinating interfaces between contractors and expediting (with contractors) the sending of data-books available for the pre-operational phase.

PHASE 1 MINING PROGRESS

Sigma Lithium continued to advance pre-production mining activities in the third quarter of 2022, as the Company works towards establishing operational readiness to ensure an efficient ramp-up towards Phase 1 commercial production.

As of the date of this MD&A, the Company has achieved the following significant milestones:

▪	Completed the construction of mine haul roads linking the Phase 1 North Pit to the Greentech Plant and waste pile locations;

▪	Phase 1 North Pit pre-stripping completed in October 2022, with sufficient ore exposed and accessible to enable mining to commence;

▪	First ore blast made at the Phase 1 North Pit in early November, as the Company prepares for production;

▪	Phase 1 South Pit pre-stripping commenced in October 2022, as the Company plans to simultaneously source feedstock ore from both the North and South pits; and

▪	Hiring key mining team personnel in preparation for full-scale mining (including senior mining engineer Reinaldo Gomes as Head of Mining Operations).

Refer to Figures 11 and 14 below for a visualization of Phase 1 North Pit mining activities and progress as of the date of this MD&A. Note that the area marked in red in Figure 12 highlights exposed ore. Additionally, refer to Figure 15 below for the estimated timeline to Phase 1 mining.

Going forward, the Company will remain focused on the following workstreams:

▪	Finalizing pre-stripping activities of both the Phase 1 North Pit and Phase 1 South Pit (expected to be completed in January 2023);

▪	Seeding of vegetation cover for the initial waste pile slopes (where non-mineralized material will be stacked);

▪	Stockpiling mineralized material on the run of mine pad (as full-scale mining commences);

▪	Completing the installation of haul roads linking the Phase 1 South Pit to the Greentech Plant and waste pile locations; and

▪	Building a bridge designed by Promon over the Piaui seasonal stream that divides the Phase 1 North and South pits to improve transportation efficiency (expected to be completed in early 2023).

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Sigma Lithium will be employing a contract mining approach with Fagundes Construção e Mineração S.A (“Fagundes”) engaged to be the Company’s mining contractor. Fagundes began mobilizing people and equipment to site in June 2022, and pre-mining activities remain on track as of the date of this MD&A.

Figure 11: Phase 1 North Pit & Waste Dump Area	Figure 12: Phase 1 North Pit Mining

Note: For Figure 11, the Phase 1 North Pit is on the left side of the image and the waste dump area is in the central area.

Figure 13: Phase 1 North Pit Mining (closer view)	Figure 14: Removal of Waste Rock

Figure 15: Estimated Timeline to Phase 1 Mining

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

PHASE 2 DEVELOPMENT PROGRESS

During the third quarter of 2022, engineering work for the development of Phase 2 shifted towards investigating the potential of a larger combined Phase 2 and Phase 3 production expansion (as described below in the “Phase 2 & 3 PEA Progress” section).

Despite the strategic pivot to design a larger production expansion, Phase 2 remains well advanced and could potentially be constructed based upon the estimates in the Updated Technical Report, if warranted following completion of a feasibility study.

Significant milestones completed as of the date of this MD&A include the following:

▪	Phase 2 PFS completed in May 2022 (providing high confidence in the viability of a Phase 2 expansion);

▪	Metallurgical test work completed to ‘feasibility study’ level; and

▪	Preliminary and Installation Licenses application submitted and expected to be received in the near future (major license required for construction).

PHASE 2 & 3 PEA PROGRESS

During the third quarter of 2022, the Company continued to advance the engineering work for the Phase 2 & 3 PEA, which will investigate the opportunity to fast-track Phase 3 and to build a dual plant which can process both Phase 2 and Phase 3 production simultaneously to deliver a larger production increase in 2024 (if warranted by a feasibility study) versus the Phase 2 expansion originally envisioned in the Phase 2 PFS completed in May 2022. An illustration of the potential production sequencing to be contemplated in the Phase 2 & 3 PEA is highlighted in Figure 16 below.

Engineering work remains on track and the Phase 2 & 3 PEA is expected to be completed in the fourth quarter of 2022. Of note, the Company is working with its geological and metallurgical engineering consultant, SGS Canada Lakefield (“SGS”), on Phase 3 metallurgical testing, which it expects to complete to the ‘pre-feasibility study’ level in the fourth quarter of 2022.

Figure 16: Illustrative Sequencing being Contemplated in the Phase 3 PEA

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

EXPLORATION PROGRESS

During the third quarter, the Company made significant exploration progress with activities focused on the Murial deposit (“Phase 4”), which is located in close proximity to the Phase 1 and Phase 2 deposits. The Company plans to complete an updated Phase 4 mineral resource estimate during the fourth quarter of 2022. A data cut-off date around mid-November 2022 will set the information inputs for the updated Phase 4 mineral resource estimate. As the drilling data still needs to be analyzed by SGS following the cut-off date, it is noted that the Company can make no assurances that additional drilling will not be needed to define an updated Phase 4 mineral resource estimate or that the results disclosed to date will ultimately be representative of overall drill results.

The Company expects that any additional mineral resource growth achieved will be utilized as feedstock material to extend the Project’s operating life, if warranted after completing a preliminary economic assessment, pre-feasibility study and feasibility study.

Phase 4 Exploration

The current exploration program focus is targeted to expand the current Phase 4 mineral resource estimate. Phase 4 is located in close proximity to Phase 2 and Phase 3 and would be mined as an additional open pit, if warranted and economically viable based on a feasibility study.

Refer to Figures 17 to 20 below for a summary of Sigma Lithium's Phase 4 exploration program being conducted by the Company’s geological department in coordination with SGS. To date during 2022, the Company has completed drilling of a total of 78 holes (7,023 meters). Table 4 below provides information on key highlight Phase 4 drilling intercepts.

The Phase 4 pegmatite strikes south-north for more than 1.7 km and remains open to the north, east and west.

Figure 17: Phase 4 Drilling Program Summary	Figure 18: Select Phase 4 Drilling Intercepts

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Figure 19: Phase 4 Cross Section #1 (looking North)	Figure 20: Phase 4 Cross Section #2 (looking North)

Note: Figure 19 is a cross section of the central part of the purple zone in Figure 17; Figure 20 is a cross section above the yellow zone in Figure 17.

Table 4: Representative Phase 4 Drilling Intercepts

Drillhole	Azimuth	Dip	Depth	From	To	Thickness	Grade
			(m)	(m)	(m)	(m)	(Li2O %)
DH-MUR-14	164°	59°	164	129	153	24	1.07%
DH-MUR-26	269°	60°	248	155	220	65	1.52%
DH-MUR-27	266°	58°	197	149	180	30	1.53%
DH-MUR-39	270°	60°	281	224	245	21	1.24%
DH-MUR-47	-	90°	243	189	209	20	1.57%
DH-MUR-48	-	90°	250	84	102	18	1.97%
DH-MUR-51	-	90°	205	148	168	21	0.91%
DH-MUR-54	-	90°	297	240	259	19	0.82%
DH-MUR-71	-	90°	382	214	301	86	1.58%
DH-MUR-82	-	90°	382	218	284	66	1.64%

Exploration Nearby Phase 1 & Phase 2

During the third quarter of 2022, the Company conducted additional drilling near Phase 1 and Phase 2. 28 holes (1,781 meters) were drilled, confirming two of five pegmatite targets as prospective (Procópio 2 and Produco 1). Refer to Figures 21 and 22 and Tables 5 and 6 below provides information on key highlight Procópio 2 and Produco 1 indicative intercepts.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Figure 21: Exploration Targets Nearby Phase 1	Figure 22: Exploration Targets Nearby Phase 2

Table 5: Key Highlight Indicative Drilling Intercepts from the Target Near Phase 1

Drillhole	Azimuth	Dip	Depth	From	To	Thickness	Grade
			(m)	(m)	(m)	(m)	(Li2O %)
RC-PRO-04	10°	80°	70	22	53	27	1.12%
RC-PRO-05	10°	70°	60	35	49	14	1.14%
RC-PRO-08	-	90°	76	20	66	43	1.55%

Table 6: Key Highlight Drilling Indicative Intercepts from the Target Near Phase 2

Drillhole	Azimuth	Dip	Depth	From	To	Thickness	Grade
			(m)	(m)	(m)	(m)	(Li2O %)
RC-AUG-01	300°	60°	89	49	68	19	1.27%
RC-AUG-02	-	90°	72	41	50	9	1.43%
RC-AUG-04	300°	60°	74	10	30	20	1.39%

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Quality Control & Reporting Protocols

Reverse circulation ("RC”) samples were collected using a two-stage riffle splitter. All 2-3.5kg, (1m drill) samples were sent to the SGS Geosol lab in dried, crushed to 75% passing 3mm, homogenized, split, and 100g samples pulverized in a tungsten carbide pan to 95% passing 150 mesh.

Diamond drilling and RC samples were sent to the SGS-Geosol laboratory. All diamond drilling core samples submitted for assay were saw cut with one-half submitted for assay and one-half archived for reference. The physical preparation follows the steps: drying, crushing of 75% to 3mm, homogenization, splitting of jones, and pulverization of 100g in Tungsten carbide pan until 150 meshes with 95% of passing pulp. In 5% of the samples, the control of particle size and loss of mass is carried out in the crushing and pulverization stages (QCgranul and QCloss of mass). The analytical method adopted was ICP90A, carrying out the sodium peroxide (Na2O2) fusion and ICP AES. Samples with content of Li2O% > 3.225 (over-limit for ICP90A) were reanalyzed by ICP90Q, consisting of sodium peroxide (Na2O2) fusion in concentrates (ICP AES).

Sampling was carried out following strict QA/QC procedures. Certified reference materials were inserted into the sample stream. Blanks AMIS0577 and AMIS0484 were submitted at a rate of 1 per 31 samples and inserted preferentially at upper or lower contacts of the main pegmatitic intercepts. Standards AMIS0341, AMIS0342 and AMIS0408 were inserted in every 31 samples, mostly within the pegmatite intervals.

ESG & SUSTAINABILITY PROGRESS

Sigma Lithium’s mission statement and key focus has been guided by making business decisions in a manner consistent with furthering the United Nations Sustainable Development Goals ("UN SDGs”) and adhering to the highest level of ESG practices.

Specifically, Sigma Lithium is focused on the following three pillars: (i) sustainable development; (ii) minimizing the environmental impact of our operations; and (iii) improving the lives of those in and around the region where we operate. Further, the Company remains focused on global leadership to increase awareness of our “green battery metals” approach.

Sigma Lithium is proud to report the progress made during the third quarter of 2022 to advance its social and environmental programs, which have been developed to ensure the sustainable construction of the Project and development of the Jequitinhonha Valley region, including social advancement of its population, where we operate.

Social Programs Updates

Sigma Lithium's activities during the third quarter of 2022 related to its social programs are summarized below and visualized in Figures 23 to 28.

▪	Microcredit Program: During the third quarter, Sigma Lithium established the largest microcredit program in Brazil, which has been targeted for female entrepreneurs in the Jequitinhonha Valley region. Sigma Lithium’s ultimate target is to scale the program to achieve total enrollment of 10,000 over the long-term. Through this program, the Company will encourage sustainable development by providing microcredit loans of R$2,000 per person and providing mentorship programs. The Company is proud to report that as of the date of this MD&A, 730 female entrepreneurs have enrolled in the program, 456 videoconferences have been held and 367 of female entrepreneurs enrolled have been in dialogue with their business advisors. This program advances the goals of UN SDGs #8 (Decent Work and Economic Growth) and #10 (Reduced Inequalities).

▪	Homecoming Employment Program: Sigma Lithium remains committed to prioritizing employing persons local to the Jequitinhonha Valley region. The Company is proud to report that it continued to make progress on this initiative during the third quarter of 2022, with approximately 40% of its 750 person construction workforce being comprised of locals to the region. This program advances the goals of UN SDGs #8 (Decent Work and Economic Growth) and #10 (Reduced Inequalities).

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	Education Program for Mining Technicians: In order to support the Homecoming Employment Program, Sigma Lithium established a partnership between the Federal University of Vales do Jequitinhonha e Mucuri (Campus Janauba) and the Federal Institute of Education of Araçuai in January 2022, establishing the first program to train mining technicians in the region. The educational program will be taught by ten teachers over a three year period with a workload of approximately 1,200 hours. Sigma Lithium is proud to announce that as of the date of this MD&A, 40 persons local to the Jequitinhonha Valley region have enrolled in the program and are expected to graduate in 2024, after which the Company hopes they will join our operational team at the Project. Select courses covered in the program include: loader operation (theory and practice); operation of tractors (theory and practice); basic instrumentation and programmable logic controller operation; processing plant operation; industrial mechanical maintenance; industrial electrician; qualification in welding process; safety, health and environment; personal protection equipment; occupational risk management; safety at work (machines and equipment); control measures and preventative safety systems; silviculture (native seedling nursery); railings (barbed and smooth wire); operations and maintenance of chainsaws and log splitting; operations and maintenance of brush cutters; forestry (recovery of degraded and altered areas). This program advances the goals of UN SDGs #4 (Quality Education) and # 17 (Partnership for the Goals).

▪	Zero Hunger Action: The Company remained dedicated to humanitarian relief action, continuing to deliver the previously pledged 7,000 additional food baskets, which is expected to provide approximately 2.4 million meals. This is in addition to the 7,000 food baskets already delivered during 2021 at the height of the Covid-19 pandemic for the vulnerable families in the Vale do Jequitinhonha region. During the third quarter of 2022, the Company delivered 3,000 food baskets, increasing the cumulative total number of food baskets delivered to date to 13,300 food baskets. This program advances the goals of UN SDGs #1 (No Poverty), #2 (Zero Hunger) and # 17 (Partnership for the Goals).

▪	Childcare Centers Initiative: The Company continued its ongoing sponsorship of two childcare facilities, one in each of the municipalities where the Project is located. The program assists ~560 children in need throughout the year. This program advances the goals of UN SDGs #4 (Quality Education) and # 17 (Partnership for the Goals).

Figure 23: Microcredit Program Launch Event	Figure 24: Homecoming Employment Program

Figure 25: Homecoming Employment Program	Figure 26: Education Program for Mining Technicians

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Figure 27: Zero Hunger Action	Figure 28: Childcare Centers Initiative

Sigma Lithium plans to introduce the following programs during the fourth quarter of 2022:

▪	Family Planning & Combating Violence Against Women Program: Sigma Lithium plans to introduce a program targeting >1,000 women in the Jequitinhonha Valley region to educate them about family planning and combatting domestic abuse against women. The Company expects to spend R$500,000 to establish this program. This program advances the goals of UN SDGs #4 (Quality Education), #5 (Gender Equality) and #11 (Sustainable Cities and Communities).

▪	Rainwater Capture Program: Sigma Lithium plans to make financial contributions of R$2.9 million to the municipalities of Araçuai and Itinga to fund the construction of approximately 1,330 small basins to collect rainwater. These water capture basins will be dug into the ground and located at strategic points to prevent soil erosion during the heavy rainfall season, store water for irrigation of small crops during the dry periods and contribute to increasing the volume of water that will feed the region’s aquifers. This program advances the goals of UN SDGs #11 (Sustainable Cities and Communities) and #15 (Life on Land).

Environmental Programs Updates

Sigma Lithium’s activities during the third quarter of 2022 pertaining to its environmental programs are summarized below.

▪	Environmental Education Program: More than 475 people from four different communities participated in environmental education programs held by Sigma Lithium. Topics covered included water education, where participants were educated about conservation, purification and proper use. Going forward, the Company plans to foster a strong community dialogue through this program with the following objectives: (i) raising awareness of the Project’s operations (including the socio-economic and environmental impacts of the Project); (ii) identifying community concerns; (iii) strengthening the relationship with the local community; and (iv) raising awareness of environmental control and monitoring programs. This program advances the goals of UN SDGs #11 (Sustainable Cities and Communities) and #15 (Life on Land).

▪	Environmental Management & Supervision Plan: During the quarter, Sigma Lithium continued the development of an Integrated Management System (the “IMS”) to implement procedures and standards related to environmental management. The Company expects that the IMS will be completed in the fourth quarter of 2022 (in advance of initiating production at the Project) and it will focus on the key pillars summarized below. This program advances the goals of UN SDGs #12 (Responsible Consumption and Production) and #15 (Life on Land).

•	Treatment of Domestic Effluents: A sewage treatment station is to be installed and maintained as necessary.

•	Rainwater Drainage System and Containment of Erosion: A drainage system is being installed as part of the Phase 1 Greentech Plant construction, which will capture rainwater and pump it back into the Phase 1 Greentech Plant to be used in the process. The Company will monitor regional erosion and the effectiveness of the drainage system going forward.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

•	Controlling Atmospheric Emissions and Noise / Vibration Impacts: The Company conducts road wetting (one of the most effective techniques for controlling dust emissions) to ensure the impacts of dust generation are minimized in the areas surrounding the Project. Vehicles and equipment will also be routinely inspected and regulated in order to minimize gas emissions, noise and fuel consumption. Vibrations and noise are controlled and minimized by periodically lubricating and maintaining machines and equipment. Vibration absorbing rubber pads have also been installed.

•	Waste Management: The Company has implemented a set of procedures and guidelines for the prevention, mitigation and correction of environmental impacts resulting from the handling, storage and disposal of waste from the mine. This monitoring system is focused on tracking and ensuring the stability of the waste piles generated by production at the Project.

•	Tailings Recycling Plan: The Company plans on pursuing a strategy of selling tailings generated from the crushing and dry screening process during production at the Project. This plan will enable the Company to further reduce the environmental impact of the Project while providing another source of lithium supply in a tight lithium market.

▪	Planting and Vegetation Monitoring Program: During the quarter, the Company acquired 4,000 native seedlings to further advance this program (to date 11,000 native seedlings have been acquired). The Company is committed to helping preserve and nurture the vegetation and fauna local to the region and closely monitors the areas where it plants seedlings. This program advances the goals of UN SDGs #12 (Responsible Consumption and Production) and #15 (Life on Land).

Corporate Governance Updates

During the third quarter of 2022 Sigma Lithium took steps to further strengthen both its Board and management, which are summarized below.

▪	On September 15, 2022, Dana M. Perlman was appointed as an independent director of the Board, bringing the Board’s level of independence and female / LGBTQ representation to 50%.

▪	Following the appointment of Ms. Perlman, the Company’s other internal committees were adjusted as follows:

•	Audit Committee: adjusted to be comprised of Gary Litwack (Chairperson), Frederico Marques and Dana Perlman, so as to be comprised entirely of independent directors.

•	Corporate Governance, Nomination and Compensation Committee: adjusted to be comprised of Frederico Marques (Chairperson), Gary Litwack and Marcelo Paiva.

•	ESG Committee: adjusted to be comprised of Ana Cabral-Gardner (Chairperson), Dana M. Perlman, Maria José Salum and Calvyn Gardner.

•	Finance Committee: adjusted to be comprised of Dana M. Perlman (Chairperson), Ana Cabral-Gardner, Marcelo Paiva and Calvyn Gardner.

•	Technical Committee: adjusted to be comprised of Wes Roberts (Co-Chairperson), Vicente Lobo (Co-Chairperson), Calvyn Gardner, Brian Talbot and Ana Cabral-Gardner.

▪	On August 19, 2022, Brian Talbot was appointed as Chief Operating Officer and Reinaldo Gomes was appointed as the Head of Mining Operations.

Global Sustainability Leadership Updates

Sigma Lithium has continued its mission of catalyzing positive global change, enrolling or participating in the following important conferences as a case study in “green battery metals”:

▪	COP27 in Egypt in November 2022;

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	The United Nations High Level Energy Dialogue in New York in September 2022;

▪	The Future Investment Initiative in Riyadh in October 2022 and New York in September 2022 (invited by the Kingdom of Saudi Arabia); and

▪	The Brazil Climate Summit at the Columbia Business School in New York in September 2022.

REGULATORY & LICENSING UPDATES

Regulatory Updates

Key regulatory changes that are relevant to the Company and/or the lithium industry that occurred in the third quarter of 2022 are highlighted below.

▪	On September 16, 2022, Brazilian Federal Decree No. 11,197/2022 was enacted to include penalties to those who fail to comply with the obligations arising from mining concessions, including the possibility of an administrative process for the expiry of the mining title, and establishing the fine that may reach up to R$1 billion (approximately C$260 million).

▪	On August 7, 2022, the United States Senate passed the US$750 billion Inflation Reduction Act, which earmarked US$369 billion to fight climate change. The Inflation Reduction Act bill also includes tax breaks to encourage consumers to buy EVs and to entice utilities to use renewable energy sources such as wind or solar power.

▪	On July 11, 2022, the Incentives for Medium and Heavy-Duty Zero-Emission Vehicles Program (“iMHZEV”) was launched in Canada (for medium and heavy-duty vehicles), which will see the Government of Canada invest approximately C$550 million over four years. This is further to the expanded Incentives for Zero-Emission Vehicles Program (“iZEV”) that came into effect in Canada on April 25, 2022 (for light duty and passenger vehicles), which will see the Government of Canada invest approximately C$1.7 billion through March 2025. The iZEV and iMHZEV are the two primary incentive programs created by the Government of Canada to promote businesses and communities across Canada make the switch to zero-emission vehicles.

▪	On July 5, 2022, the Federal Government of Brazil published Decree n° 11,120 (the “New Lithium Decree”), fully revoking both presidential decree number 2.413 of December 4, 1997, as well as presidential decree number 10.577 of December 14, 2020. The New Lithium Decree, which allows for unrestricted trade of any products containing lithium: (i) eliminates the requirement for quotas and authorizations by the nuclear authority for foreign trade activities, positively deregulating the lithium sector; (ii) significantly increases the competitiveness of Brazil for global investments in the lithium supply chain; and (iii) includes chemicals and products containing lithium chemicals and refined lithium chemicals, such as cathode precursors and cathode paste.

Licensing Updates

On August 17, 2022, the Company submitted the application for Preliminary and Installation Licenses for Phase 2 to the environmental authority of the state of Minas Gerais, the State Council for Environmental Policy (COPAM) in Brazil.

Following the receipt of the Preliminary and Installation Licenses for Phase 2, the next license to be received in advance of operations commencement is the Operating License which constitutes an administrative inspection when construction is completed.

As of the date of this MD&A, the Company has received the Preliminary and Installation Licenses for Phase 1 and expects to receive the Operation License following completion of the Phase 1 Greentech Plant.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

SELECTED FINANCIAL INFORMATION

Quarterly Information

Selected consolidated financial information is as follows:

Quarterly Information	2022			2021				2020
(in C$ millions)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Assets	$197.6	$194.8	$195.8	$193.8	$66.5	$67.7	$68.8	$33.2
Property, Plant & Equipment	89.2	54.2	41.1	30.7	25.7	23.2	0.6	0.7
Working Capital	77.0	114.8	140.6	150.8	33.7	38.7	43.6	7.1
Total Liabilities	11.8	14.6	6.5	8.7	6.9	6.7	8.1	11.4
Net Revenue	-	-	-	-	-	-	-	-
Expenses	(13.1)	(21.5)	(12.2)	(15.6)	(10.9)	(1.0)	(6.4)	(0.8)
Net (Loss) / Income for the Period	(13.1)	(21.5)	(12.2)	(15.6)	(10.9)	(1.0)	(6.4)	(0.8)
Basic (Loss) / Income per Common Share	(0.13)	(0.21)	(0.12)	(0.18)	(0.12)	(0.01)	(0.08)	(0.01)

Note: working capital is the difference between current assets and current liabilities (refer to section “Use of Non-GAAP measures”).

Changes in the Company’s total assets, working capital, liabilities and results were mainly driven by financings and expenses incurred in the period.

In Q3-2022, total assets decreased primarily due to a $4.0 million cash outflow to return the deposit paid by Mitsui under the Mitsui HOA and to terminate the Mitsui HOA and expenses incurred in the period, including $3.3 million of general and administrative expenses and a $1.0 million loss associated with the termination of the Mitsui HOA, partially offset by a $5.5 million foreign exchange gain. Total liabilities decreased primarily due to the elimination of the Company’s $4.0 million deferred revenue liability as a result of the termination of the Mitsui HOA. Total assets and total liabilities were both also increased by $1.6 million due to the recognition of the non-cash effect related to the asset retirement obligation.

In Q2-2022, total assets decreased primarily due to the expenses in the period (including $3.6 million of general and administrative expenses). Total liabilities increased primarily due to the introduction of a $4.9 million royalty agreement call option liability in the period (the “Royalty Agreement Call Option”). This liability is associated with the Company’s opportunity to repurchase a 1.0% net smelter return royalty on the Project for US$3.8 million.

In Q1-2022, total assets increased primarily due to amounts capitalized in the period (property, plant & equipment and exploration & evaluation assets increased by $10.4 million and $4.0 million, respectively). Total liabilities decreased primarily due to a $2.2 million decrease in accounts payable.

In Q4-2021, total assets increased primarily due to a $118.8 million increase in cash, following the Company closing a private placement on December 23, 2021 for gross proceeds of $136.7 million (the “December 2021 Equity Financing”), partially offset by expenses in the period (including $3.1 million of general and administrative expenses). Total liabilities increased primarily due to a $1.5 million increase in accounts payable.

In Q3-2021, total assets decreased primarily due to $11.1 million of general and administrative expenses incurred in the period. Total liabilities increased primarily due to a $1.7 million increase in accounts payable.

In Q2-2021, total assets decreased primarily due to $0.9 million of general and administrative expenses incurred in the period. Total liabilities decreased primarily due to a $2.7 million decrease in other liabilities, partially offset by a $1.4 million increase in the Company’s lease liability.

In Q1-2021, total assets increased primarily due to a $33.3 million increase in cash, following the Company closing a private placement on February 12, 2021 for gross proceeds of $42.0 million (the “February 2021 Equity Financing”) in the period. Total liabilities decreased primarily due to a $1.7 million and $1.3 million decrease in the Company’s note payable and accounts payable liabilities, respectively.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Results of Operations – Net Loss Analysis

Three Months Ended September 30, 2022 versus Three Months Ended September 30, 2021

The following table summarizes the items that resulted in an increase in the net loss for the three months ended September 30, 2022 versus the three months ended September 30, 2021, as well as certain offsetting items:

Financial Results	Three Months Ended September 30,		Change
(in C$ 000s)	2022	2021	2022 vs. 2021
General and Administrative Expenses	$(3,320)	$(1,065)	$(2,255)
Stock-Based Compensation	(14,219)	(10,085)	(4,134)
Accretion and Interest on Note Payable	(18)	(6)	(12)
Interest Expense on Credit Revolver and Suppliers	-	(19)	19
Loss on Mitsui HOA Termination	(1,048)	-	(1,048)
Foreign Exchange (Loss) / Gain	5,489	280	5,209
Royalty Agreement Call Option	-	-	-
Depreciation	(15)	(15)	-
Net Income / (Loss)	$(13,131)	$(10,910)	$(2,221)

The higher net loss during the three months ended September 30, 2022 is primarily attributable to:

▪	a $4.1 million increase in expenses associated with stock-based compensation;

▪	a $2.3 million increase in general and administrative expenses; and

▪	a $1.0 million loss associated with the termination of the Mitsui HOA (see below in the “Other Items” section for further detail).

The higher net loss was partially offset by:

▪	a $5.2 million increase in the Company’s gain on foreign exchange.

Expenses

General and administrative expenses for the three months ended September 30, 2022 of $3.3 million (versus $1.1 million in Q3-2021) are comprised of expenses associated with: (i) salaries and benefits ($1.0 million); (ii) legal services ($0.2 million); (iii) travel ($0.3 million); (iv) business development and investor relations ($0.6 million); (v) accounting and auditing services ($0.3 million); and (vi) other general corporate expenses ($1.0 million). The increase in the Company’s general and administrative expenses during the three months ended September 30, 2022 is mostly due to the Company adding key personnel in anticipation of commencing commissioning of the Phase 1 Greentech Plant by the end of 2022 and increasing investor relations activity.

Stock-based compensation for the three months ended September 30, 2022 of $14.2 million (versus $10.1 million in Q3-2021) is a non-cash expense associated with the fair market value of restricted stock units (“RSUs”) vested during the period.

Other Items

Gain on foreign exchange was a result of the impact that the appreciation of the United States dollar had on cash held in United States dollars during the period.

The Company and Mitsui mutually agreed to terminate the Mitsui HOA on August 22, 2022. Accordingly, the Company paid US$3.9 million to repay the initial deposit received from Mitsui under the Mitsui HOA and certain incidental expenses, and no longer has any remaining obligations or commitments associated with the Mitsui HOA. The termination of the Mitsui HOA preserves maximum commercial optionality for sales of the Project’s Battery Grade Sustainable Lithium.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Nine Months Ended September 30, 2022 versus Nine Months Ended September 30, 2021

The following table summarizes the items that resulted in an increase in the net loss for the nine months ended September 30, 2022 versus the nine months ended September 30, 2021, as well as certain offsetting items:

Financial Results	Nine Months Ended September 30,		Change
(in C$ 000s)	2022	2021	2022 vs. 2021
General and Administrative Expenses	$(8,269)	$(2,501)	$(5,768)
Stock-Based Compensation	(38,853)	(15,596)	(23,257)
Accretion and Interest on Note Payable	(33)	(49)	16
Interest Expense on Credit Revolver and Suppliers	-	(145)	145
Loss on Heads of Agreement Termination	(1,048)	-	(1,048)
Foreign Exchange (Loss) / Gain	6,316	29	6,287
Royalty Agreement Call Option	(4,892)	-	(4,892)
Depreciation	(64)	(42)	(22)
Net Income / (Loss)	$(46,843)	$(18,304)	$(28,539)

The higher net loss during the nine months ended September 30, 2022 is primarily attributable to:

▪	a $23.3 million increase in expenses associated with stock-based compensation;

▪	a $5.8 million increase in general and administrative expenses;

▪	a $4.9 million charge associated with the Royalty Agreement Call Option being recognized in the Company’s statement of financial position; and

▪	a $1.0 million loss associated with the termination of the Mitsui HOA.

The higher net loss was partially offset by:

▪	a $6.3 million increase in the Company’s gain on foreign exchange.

Expenses

General and administrative expenses for the nine months ended September 30, 2022 of $8.3 million (versus $2.5 million in the same period in 2021) are comprised of expenses associated with: (i) salaries and benefits ($2.1 million); (ii) legal services ($1.4 million); (iii) travel ($0.7 million); (iv) business development and investor relations ($1.4 million); (v) accounting and auditing services ($0.5 million); and (vi) other general corporate expenses ($2.3 million). The increase in the Company’s general and administrative expenses during the nine months ended September 30, 2022 is mostly due to the Company adding key personnel in anticipation of commencing commissioning of the Phase 1 Greentech Plant by the end of 2022 and increasing investor relations activity.

Stock-based compensation for the nine months ended September 30, 2022 of $38.9 million (versus $15.6 million in the same period as 2021) is a non-cash expense associated with the fair market value of RSUs vested during the period. The increase in stock-based compensation expense for the Company during the nine months ended September 30, 2022 is mainly a result of the accrual of 0.7 million RSUs issued to Directors of the Company on September 3, 2021 and 5.0 million RSUs issued to the Co-Chief Executive Officers (“Co-CEOs”) of the Company on September 8, 2021.

Other Items

Gain on foreign exchange was a result of the impact that the appreciation of the United States dollar had on cash held in United States dollars during the period.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The repayment of the initial deposit received from Mitsui under the Mitsui HOA was as a result of the termination of the Mitsui HOA on August 22, 2022 described above.

Liquidity and Capital Resources

Cash Flow Highlights	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
(in C$ 000s)	2022	2021	2022	2021
Cash (used in) / provided by Operating Activities	$(8,557)	$195	$(15,638)	$(3,119)
Cash (used in) / provided by Investing Activities	(33,462)	(4,607)	(59,677)	(9,994)
Cash (used in) / provided by Financing Activities	21	(1,425)	2,085	34,862
Effect of Foreign Exchange on Cash	3,899	748	4,111	195
Change in Cash and Cash Equivalents	(38,099)	(5,089)	(69,119)	21,944
Cash & Cash Equivalents – Beginning of the Period	123,285	40,576	154,305	13,543
Cash & Cash Equivalents – End of the Period	$85,186	$35,487	$85,186	$35,487

As at September 30, 2022, the Company had cash and cash equivalents of $85.2 million and working capital of $77.0 million, compared to cash and cash equivalents of $35.5 million and working capital of $33.7 million as at September 30, 2021.

Liquidity Outlook

Sigma Lithium’s use of cash is currently, and is expected to continue to be, focused on funding the construction of the Phase 1 Greentech Plant, developing the Project’s growth opportunities (including Phase 2 and Phase 3) and for general corporate expenditures. The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, especially general and administrative expenses.

As of September 30, 2022, the Company had $85.2 million in cash, which compares to the $154.3 million at December 31, 2021. The cash reduction of $69.1 million is mainly related to cash used in operating activities of $15.6 million, cash used in investing activities of $59.7 million, cash provided by financing activities of $2.1 million and the effect of foreign exchange on cash of $4.1 million.

Additionally, as of the date of this MD&A, the Company has used $73.3 million of the December 2021 Equity Financing with $63.4 million remaining as unused proceeds received by the Company. The Company has used all of the proceeds raised from the February 2021 Equity Financing as of the date of this MD&A.

In order to fully finance all of our current and future potential obligations, including constructing the Company’s Phase 1 Greentech Plant and other deposits at the Project and its additional properties, the Company would require further financing. The Company believes it has access to multiple debt and equity financing opportunities to ensure any funding needs. See “Risk Factors”.

Sigma Lithium’s outstanding construction costs for the Phase 1 Greentech Plant are summarized below.

Capital Expenditures to Commercial Production

Capital Expenditures (in US$ million)	Phase 1 (Year 1)	Phase 2 (Year 2)
Process Plant	$69.8	$53.9
Engineering Services	19.2	11.6
Environmental Equipment (Water & Dry Stacking)	15.8	7.3
Operational & ESG Expenses During Construction	9.8	3.2
Mine	9.2	2.3
Substation & Utility Power Supply	7.4	-
Working Capital During Plant Commissioning	6.1	1.0
Tax Incentives (Savings)	(5.9)	(3.5)
Capital Expenditures Disbursed During Construction	(42.6)	-
Total Capital Expenditures to Commercial Production	$88.9	$75.7

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Operating Activities

Cash used in operating activities during the three months ended September 30, 2022 was $8.6 million, which compares to $0.2 million generated during the three months ended September 30, 2021. Additionally, cash used in operating activities during the nine months ended September 30, 2022 was $15.6 million, which compares to $3.1 million during the nine months ended September 30, 2021.

The significant components of operating activities are discussed in the Results of Operations section above.

Investing Activities

Cash used in investing activities during the three months ended September 30, 2022 was $33.5 million, which compares to $4.6 million during the three months ended September 30, 2021. Additionally, cash used in investing activities during the nine months ended September 30, 2022 was $59.7 million, which compares to $10.0 million during the nine months ended September 30, 2021.

The significant components of investing activities are associated with the construction of the Phase 1 Greentech Plant.

Financing Activities

Cash (used) / provided by financing activities during the three months ended September 30, 2022 was $21,000 source of cash, which compares to ($1.4) million use of cash during the three months ended September 30, 2021. Additionally, cash provided by financing activities during the nine months ended September 30, 2022 was $2.1 million, which compares to $34.9 million during the nine months ended September 30, 2021.

The sources of cash during the three and nine months ended September 30, 2022 was primarily driven by the $2.3 million of proceeds from the exercise of warrants during the period. The $1.4 million use of cash during the three months ended September 30, 2021 was primarily driven by the repayment of the revolving credit facility which was lent to the Company by the A10 Group (as defined below), while the $34.9 million source of cash during the nine months ended September 30, 2021 was driven by the Company completing the February 2021 Equity Financing during the period.

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common Shares Issued and Outstanding	103.5 million
RSUs	6.3 million
Stock Options	0.01 million
Fully Diluted Number of Common Shares	109.8 million

The RSUs for 6.3 million Common Shares (of which an aggregate 2.5 million RSUs to the CO-CEOs of the Company have vested as the specified market capitalization targets have been achieved and the grant of an aggregate 1.0 million RSUs to the CO-CEOs of the Company will vest upon successful execution of a net-zero plan). The stock options exercisable for 10,000 Common Shares have an average exercise price of $2.23 and expire in August 2023.

| 24

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

DISCLOSURE, CONTROLS & PROCEDURES

The Co-CEOs and the Chief Financial Officer (“CFO”) of the Company are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) for the Company as defined under Multilateral Instrument 52-109 issued by the Canadian Securities Administrators and in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended. The DC&P shall provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company is currently working on the review and documentation of its DC&P (including related controls), having engaged external consultants that assisted the management in mapping all existing deficiencies and defining a remediation plan. However, as at September 30, 2022, since DC&P review work is not yet completed and properly documented and due to the material weaknesses in internal control over financial reporting described below, the Co-CEOs and CFO evaluated that there are material weaknesses in the design and operation of the Company’s DC&P, which are deemed as ineffective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its consolidated financial statements in accordance with IFRS. As mentioned above, the Company has engaged external consultants to review its internal control over financial reporting, which assisted the management in mapping all existing deficiencies and defining a remediation plan. Since the internal control review work is not completed and the controls are not documented nor properly formalized, management has concluded that as of September 30, 2022 there are material weakness in its internal controls over financial reporting, which were deemed as not effective by management.

A material weakness is a deficiency, or a combination of deficiencies, financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management has identified the following material weaknesses:

▪	An ineffective control environment resulting from an insufficient number of trained financial reporting and accounting personnel with the appropriate skills and knowledge and with assigned responsibility and accountability related to the design, implementation and operating effectiveness of financial reporting;

▪	The insufficient number of personnel described above contributed to an ineffective risk assessment process necessary to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on financial reporting; and

▪	An ineffective information and communication process to ensure the relevance, timeliness and quality of information used in control activities, particularly with respect to communication between Legal and Accounting for new employment (and consulting) contracts entered into by the Company.

As a consequence of the above, the Company has ineffective control activities related to the design, implementation and operation of all process-level controls and financial reporting controls. This contributed to a misstatement related to share-based compensation not being detected in a timely manner and above the $0.9 million materiality threshold, which required a restatement. Specifically, during the third quarter of 2022, it was identified that there were a number of share-based compensation awards within contracts which the Company’s controls failed to detect and account for appropriately.

The lack of appropriate controls over the timing of recognizing share-based compensation resulted in the need to restate the interim periods financial statements for the quarters ended June 30, 2022 and March 31, 2022. These material weaknesses also create a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Notwithstanding these material weaknesses, management has concluded that the consolidated financial statements for the three and nine months ended September 30, 2022 present fairly, in all material respects, the financial position of the Company.

| 25

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The Company is diligently working to remediate these material weaknesses and is taking steps to strengthen internal control over financial reporting through the continued hiring of additional appropriately skilled finance and accounting personnel with the requisite technical knowledge and skills. With the additional skilled personnel, the Company is taking steps to remediate these material weaknesses through the implementation of appropriate segregation of duties, formalization of accounting policies and controls and retention of appropriate expertise for complex accounting transactions. The Company will not be able to fully remediate these control deficiencies until these steps have been completed and have been operating effectively for a sufficient period of time.

The Company completed the following remediation actions during the third quarter:

▪	The Company engaged external specialist service providers with expertise in internal controls implementation to assist with the development and documentation of the following workstreams related to the internal controls over financial reporting needed to be in compliance with the requirements of the Sarbanes-Oxley Act of 2002, as amended (“SOX”): (i) identification and documentation of the risks an internal controls over financial reporting; (ii) establishment of a Project Management Office to manage the control deficiencies and remediation plans; (iii) development of structured policies and procedures; (iv) testing the design and operation of the internal controls after remediations; and (v) support training content development and conducting training sessions across the Company.

▪	The Company has documented the SOX compliance plan and completed the assessment of the entity level controls, which are currently going through remediation, substantially consisting of documenting controls and formalizing reviews and approval procedures. The Company assessment is documented in the entity level risks and controls matrix that is part of the SOX compliance documentation.

▪	The Company has engaged external accounting experts to review the application of the generally accepted accounting standards and document its accounting controls and assist the improvement of the financial statements closing process, including the assistance to review the financial statements for the third quarter ended September 30, 2022. During the third quarter of 2022, the Company has developed and approved a SOX Compliance Plan aimed to deploy the necessary remediation to build effective internal controls over financial reporting. As part of the remediation and improvement of the internal controls over all significant accounts, that includes share-based compensation, the Company is in the process of reviewing controls over each of the underlying assertions for each of the significant accounts to ensure proper controls will be in place, documented and tested in connection with its ongoing SOX Compliance efforts.

▪	The Company has engaged an external Information Technology specialist to assist with the improvement of the Information Technology Governance and implementation of Information Technology General Controls and oversee the migration of its management and accounting systems to an upgraded Information Technology Environment.

▪	The Company engaged an external provider to outsource its ERP to the SAP Business One System (the “Business One System”), including its Brazilian and Canadian subsidiaries. The Company engaged the external provider b2Finance, an independent accounting and enterprises resource planning system consulting firm that specializes in implementing SAP accounting systems to implement the Business One System since April 2022. The Business One System for the Brazilian subsidiary is expected to hit ‘stabilization level’ in the fourth quarter of 2022 as it went ‘live’ in September 2022. Management expects that the Business One System will also be operating for its Canadian entities in the fourth quarter of 2022.

•	The implementation of the Business One system will enable a greater level of automation of the Company’s financial department, including supporting the accounting, business process, and the implementation of internal control procedures.

Other than the above, there were no changes in the Company’s internal control over financial reporting during the period beginning on July 1, 2022, and ending on September 30, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management will continue to review and make necessary changes to the overall design and operation of the Company’s internal control environment, as well as the policies and procedures to improve the overall effectiveness of internal control over financial reporting. The material weaknesses will not be considered remediated, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. The Company is taking steps toward remediation, however, the remediation process may not be completed during the current fiscal year.

| 26

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related Party	Nature of Relationship
A10 Group	A10 Group is composed of A10 Serviços (“A10 Advisory”) and A10 Investimentos Ltda. The companies are controlled and indirectly controlled, respectively, by the director of the Company, Marcelo Paiva and by the Co-CEO, Ana Cabral-Gardner.
Miazga	Miazga Participações S.A is a land administration company in which two Co-CEOs of the Company, Ana Cabral-Gardner and Calvyn Gardner have an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which two Co-CEOs of the Company, Ana Cabral-Gardner and Calvyn Gardner have an indirect economic interest.

Transactions with Related Parties

The related party transactions are recorded at the exchange amount transacted as agreed between the Company and the related party. All the related party transactions have been reviewed and approved by the independent directors of the Company. The financial impact on the Company of the transactions below is not material to the Company.

▪	Cost sharing agreement (“CSA”): The Company has a CSA with A10 Advisory where A10 Advisory is reimbursed for secondment staff 100% allocated to the Company, including legal, financial and business development personnel and 50% of shared secretarial administrative personnel. Many of these positions have now been filled by full-time employees of the Company except for a remaining few that are in the process of being phased out.

▪	Leasing Agreements: The Company has right-of-way agreements with Miazga and Arqueana relating to access to the Project. Part of these leases gets offset by the prepaid land lease.

▪	Note Payable: The Company fully repaid the amount of $0.3 million to Arqueana in March 2022. The note payable to Arqueana was related to the share exchange agreement dated December 12, 2017, entered by the Company with Arqueana.

▪	Loan Agreement: The Company’s subsidiary, Sigma Mineração S.A. (“SMSA”) entered into a loan agreement dated September 21, 2022 (as amended) with Miazga to fund Miazga’s purchase of property located in the area of interest of the Project, which is to be further transferred to environmental authorities for environmental compensation purposes. The loan agreement provides for the loan of an amount up to R$0.9 million, which is the exact amount spent on the purchase of the property. The purchase agreement and loan are divided into two installments, whereas the first installment was paid, and the second instalment will be paid by the Company to Miazga within 90 days after the payment of the first installment.

| 27

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Outstanding Balances and Expenses with Related Parties:

Outstanding Balances	As at September 30, 2022		Three Months Ended Sept. 30, 2022	As at December 31, 2021		Nine Months Ended Sept. 30, 2021
and Expenses (in C$ 000s)	Pre-Payments / Receivables	Obligations	Expenses / Payments	Pre-Payments	Obligations	Expenses / Payments
A10 Advisory
CSA	$-	$-	$72	$-	$-	$120
Revolving Credit Facility (1)	-	-	-	-	-	2,684
Commission Fees (2)	-	-	-	-	-	2,345
Warrants (3)	-	-	-	-	-	827
Miazga
Lease Agreements	$-	$82	$50	$-	$82	$37
Prepaid Land Lease Offset	111	-	-	104	-	9
Loan Agreement (4)	112	-	112	-	-	-
Arqueana
Lease Agreements	$-	$177	$24	$-	$168	$18
Note Payable	-	-	270	-	270	1,935

(1) There were no payments made by the Company related to the Revolving Credit Facility in 2022. The last transaction happened in 2021.

(2) There were no payments made by the Company related to the Commission fees agreed between the Company and A10 Advisory in 2022.

(3) There were no payments made by the Company in 2022 related to the purchase warrants issued by the Company in connection with the February 2021 Equity Financing. The warrants were exercised on February 11, 2022.

(4) As of September 30, 2022, 50% of the total loan was drawn.

RISK FACTORS

For certain risk factors faced by Sigma Lithium, please refer to its Annual Information Form for the year ended December 31, 2021 in the section entitled “Risk Factors” filed on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.edgar.com, as revised or supplemented as follows:

Risks Related to Resource Development

▪	Risks relating to operating in Brazil: The Company acknowledges that the outcome of the 2022 presidential election in Brazil may lead to a change in regulation that could negatively affect the Project or the Company. However, the Company notes that it does not believe that there is any intention to change the current policies and regulations in this sense.

▪	Inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and, as a result, on the Company’s financial condition and results of operations: In the past, high levels of inflation have adversely affected the economies and financial markets of Brazil, and the ability of its government to create conditions that stimulate or maintain economic growth. Moreover, the governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation in Brazil and have created general economic uncertainty. As part of these measures, the Brazilian government has at times maintained a restrictive monetary policy and high interest-rates that have limited the availability of credit and economic growth. Brazil may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in Brazil and lead to further government intervention in the economy, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets and actions to adjust or fix currency values, which may trigger or exacerbate increases in inflation, and consequently, have an adverse impact on the Company. In an inflationary environment, the value of uncollected accounts receivable, as well as unpaid accounts payable, declines rapidly. If Brazil experiences high levels of inflation in the future and price controls are imposed, this could adversely affect the Company’s results of operations or financial conditions.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	Corruption and fraud in Brazil relating to ownership of real estate: Under Brazilian law, real property ownership is normally transferred by means of a transfer deed and subsequently registered at the appropriate real estate registry office under the corresponding real property record. There are uncertainties, corruption and fraud relating to title ownership of real estate in Brazil, mostly in rural areas. In certain cases, a real estate registry office may register deeds with errors, including duplicate and/or fraudulent entries, and, therefore, deed challenges frequently occur, leading to judicial actions. Property disputes over title ownership are frequent in Brazil, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Company’s ability to operate, although ownership of mining rights are separate from ownership of land.

Risks Related to the Company’s Business and Securities

▪	Risks of Future Losses and Going Concern: The Company’s ability to continue as a going concern is dependent upon the ability to ultimately generate future profitable operations and obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has reported net losses and comprehensive losses for the three and nine months ended September 30, 2022 and for the year ended December 31, 2021. The Company has a cash balance of $85.2 million as of September 30, 2022 and believes this is enough to continue as a going concern at least for the next twelve months. The Company’s business does not currently operate on a self-sustaining basis and until it is successfully able to fund its expenditures from its revenues, its ability to continue as a going concern is dependent on obtaining additional debt financing to fund long-term expenditures related to the construction of the Phase 1 Greentech Plant. Such expenditures were not yet committed as of September 30, 2022. The Company expects to continue to sustain operating losses in the future until it generates revenue from commercial production of its mineral properties. There is no guarantee that the Company will ever be profitable.

CRITICAL ACCOUNTING ESTIMATES

The accounting policies and critical accounting estimates and judgements applied in the financial statements for the three and nine-month periods ended September 30, 2022, are consistent with those used in the audited annual financial statements for the year ended December 31, 2022, except for the following:

Critical Accounting Judgements:

▪	Due to the advancement of the Company’s Project and significant spend during the quarter as well as assessed likelihood of reaching production, the Company made a critical accounting judgement to recognize the value of the royalty agreement call option as at June 30, 2022 given the assessed likelihood that the Company will exercise this option.

OFF-BALANCE-SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

CAPITAL MANAGEMENT

The Company manages its capital with the following objectives:

▪	To ensure sufficient financial flexibility to achieve its ongoing business objectives, namely funding the construction of the Phase 1 Greentech Plant and future growth opportunities (including potential production expansions through the development of the Project’s Phase 2, Phase 3 and Phase 4 deposits); and

▪	To maximize shareholder returns through enhancing its share value.

The Company monitors its capital structure and adjusts according to market conditions to meet its objectives, given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, raising debt, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, accumulated other comprehensive loss and deficit, which on September 30, 2022, totaled $185.8 million (December 31, 2021: $185.1 million). The Company’s capital management objectives, policies, and processes remained unchanged during the three and nine months ended September 30, 2022.

| 29

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The Company manages capital through its financial and operational forecasting processes. The Company reviews its operating expenditures, and other investing and financing initiatives based on activities related to the Project.

FINANCIAL RISK FACTORS

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate risk, foreign currency risk, and price risk).

The fair values of cash, accounts payable and note payable approximate their carrying values due to the short-term to maturity of these financial instruments.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash. The Company’s cash is held with established institutions for which management believes the risk of loss to be remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will actively manage its expenses along with capital expenditures, while it seeks additional equity or debt funding.

As of September 30, 2022, the carrying amount of the financial liabilities, measured using the amortized cost method are described below. Their corresponding maturities are evidenced below:

Contractual Obligations (in C$ 000s)	Up to 1 Year	1-3 Years	4-5 Years	>5 Years	Total
Accounts Payable and Other Liabilities	$3,344	$-	$-	$-	$3,844
Lease Liability	48	53	73	84	258

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

Interest Rate Risk

The Company has cash balances. The Company’s current policy is to invest surplus cash in savings accounts with a Canadian chartered bank with which it keeps its bank accounts. As of September 30, 2022, the Company had $85.2 million of cash. The Company’s exposure to risk of changes in market interest rates prelates primarily to interest earned on its cash balances.

Foreign Currency Risk

The Company’s functional and presentation currency is the Canadian dollar and certain purchases, and salaries are transacted in Canadian dollars. The Company also has significant balances in Brazilian Reais and United States dollars that are subject to foreign currency risk.

The Company had the following balances in the prescribed currencies:

(in C$ 000s)	As at September 30, 2022	As at December 31, 2021
Brazilian Reais
Current Assets	$6,957	$4,279
Current Liabilities	(13,486)	(10,286)
United States Dollar
Cash in Banks	52,338	67,089
Current Liabilities	3,800	-

| 30

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

	As at September 30, 2022		As at December 31, 2021
Cash in Foreign Currencies (in C$ 000s)	Amount in Currency Shown	Equivalent in Canadian Dollars	Amount in Currency Shown	Equivalent in Canadian Dollars
Deposits in Brazilian Reais	$4,301	$1,089	$3,051	$699
Deposits in United States Dollars	52,338	71,583	67,089	84,760
Total Cash		$72,672		$85,459

The Company is exposed to foreign currency risk on fluctuations related to cash, receivables, and accounts payable and other liabilities denominated in Brazilian Reais and United States dollars

▪	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the Brazilian Reais compared to the Canadian dollar would affect the Company’s Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss) by approximately $165 with all other variables held constant.

▪	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the United States dollar compared to the Canadian dollar would affect the Company’s Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss) by approximately $6.6 million with all other variables held constant.

QUALIFIED PERSON

Mr. Wes Roberts, P.Eng., the Co-Chair of the technical committee of the Company, is the “qualified person” under National Instrument 43-101 (“NI 43-101”) who reviewed and approved the technical information disclosed in this MD&A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain information and statements in this MD&A may constitute “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of U.S. securities legislation (collectively, “Forward-Looking Information”), which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such Forward-Looking Information. All statements, other than statements of historical fact, may be Forward-Looking Information, including, but not limited to, mineral resource or mineral reserve estimates (which reflect a prediction of the mineralization that would be realized by development). When used in this MD&A, such statements generally use words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this MD&A. Forward-Looking Information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and does not necessarily provide accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the Forward-Looking Information, which is based upon what management believes are reasonable assumptions, and there can be no assurance that actual results will be consistent with the Forward-Looking Information.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

In particular (but without limitation), this MD&A contains Forward Looking Information with respect to the following matters: statements regarding anticipated decision making with respect to the Project; capital expenditure programs; estimates of mineral resources and mineral reserves; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resource and mineral reserve estimates, including whether mineral resources will ever be developed into mineral reserves; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s ability to raise capital and obtain project financing; expected expenditures to be made by the Company on its properties; successful operations and the timing, cost, quantity, capacity and quality of production; capital costs, operating costs and sustaining capital requirements, including the cost of construction of the processing plant for the Project; and competitive conditions and anticipated trends post-COVID-19 pandemic and the ongoing uncertainties and effects in respect of the COVID-19 pandemic and the military conflict in Ukraine.

Forward-Looking Information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-Looking Information is based upon a number of expectations and assumptions and is subject to several risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those disclosed in or implied by such Forward-Looking Information. With respect to the Forward-Looking Information, the Company has made assumptions regarding, among other things:

▪	General economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, and economic sanctions in relation thereto).

▪	Stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates.

▪	Stability and inflation of the Brazilian Real, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations.

▪	Anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic.

▪	Demand for lithium, including that such demand is supported by growth in the EV market.

▪	Estimates of, and changes to, the market prices for lithium.

▪	The impact of increasing competition in the lithium business and the Company’s competitive position in the industry.

▪	The Company’s market position and future financial and operating performance.

▪	The Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves.

▪	Anticipated timing and results of exploration, development and construction activities.

▪	Reliability of technical data.

▪	The Company’s ability to develop and achieve production at the Project.

▪	The Company’s ability to obtain financing on satisfactory terms to develop the Project.

▪	The Company’s ability to obtain and maintain mining, exploration, environmental and other permits, authorizations and approvals for the Project.

▪	The timing and outcome of regulatory and permitting matters for the Project.

▪	The exploration, development, construction and operational costs for the Project.

▪	The accuracy of budget, construction and operations estimates for the Project.

▪	Successful negotiation of definitive commercial agreements, including off-take agreements for the Project.

▪	The Company’s ability to operate in a safe and effective manner.

| 32

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Although management believes that the assumptions and expectations reflected in such Forward-Looking Information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Since Forward-Looking Information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any Forward-Looking Information as a result of various known and unknown risk factors, including (but not limited to) the risk factors referred to under the heading “Risk Factors” in this MD&A. Such risks relate to, but are not limited to, the following:

▪	The Company may not develop the Project into a commercial mining operation.

▪	There can be no assurance that market prices for lithium will remain at current levels or that such prices will improve.

▪	The market for electric vehicles EVs and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations.

▪	Changes in technology or other developments could result in preferences for substitute products.

▪	New production of lithium hydroxide or lithium carbonate from current or new competitors in the lithium markets could adversely affect prices.

▪	The Project is at development stage and the Company’s ability to succeed in progressing through development to commercial operations will depend on a number of factors, some of which are outside its control.

▪	The Company’s financial condition, operations and results of any future operations are subject to political, economic, social, regulatory and geographic risks of doing business in Brazil.

▪	Violations of anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations could materially adversely affect the Company’s business, reputation, results of any future operations and financial condition.

▪	The Company is subject to regulatory frameworks applicable to the Brazilian mining industry which could be subject to further change, as well as government approval and permitting requirements, which may result in limitations on the Company’s business and activities.

▪	The Company’s operations are subject to numerous environmental laws and regulations and expose the Company to environmental compliance risks, which may result in significant costs and have the potential to reduce the profitability of operations.

▪	Physical climate change events and the trend toward more stringent regulations aimed at reducing the effects of climate change could have an adverse effect on the Company’s business and future operations.

▪	As the Company does not have any experience in the construction and operation of a mine, processing plants and related infrastructure, it is more difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a more proven history of developing a mine.

▪	The Company’s future production estimates are based on existing mine plans and other assumptions which change from time to time. No assurance can be given that such estimates will be achieved.

▪	The Company may experience unexpected costs and cost overruns, problems and delays during construction, development, mine start-up and operations for reasons outside of the Company’s control, which have the potential to materially affect its ability to fully fund required expenditures and/or production or, alternatively, may require the Company to consider less attractive financing solutions.

▪	The Company’s capital and operating cost estimates may vary from actual costs and revenues for reasons outside of the Company’s control.

| 33

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	The Company’s operations are subject to the high degree of risk normally incidental to the exploration for, and the development and operation of, mineral properties.

▪	Insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. Losses from uninsured and underinsured losses have the potential to materially affect the Company’s financial position and prospects.

▪	The Company is subject to risks associated with securing title and property interests.

▪	The Company is subject to strong competition in Brazil and in the global mining industry.

▪	The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters, which could result in consequences material to its business and operations.

▪	The Company’s mineral resource and mineral reserve estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources or mineral reserves will ever qualify as a commercially mineable (or viable) deposit.

▪	The Company’s operations and the development of its projects may be adversely affected if it is unable to maintain positive community relations.

▪	The Company is exposed to risks associated with doing business with counterparties, which may impact the Company’s operations and financial condition.

▪	Any limitation on the transfer of cash or other assets between the Company and the Company’s subsidiaries, or among such entities, could restrict the Company’s ability to fund its operations efficiently.

▪	The Company is subject to risks associated with its reliance on consultants and others for mineral exploration and exploitation expertise.

▪	The current COVID-19 pandemic could have a material adverse effect on the Company’s business, operations, financial condition and stock price.

▪	The current military conflict in Ukraine and the economic or other sanctions imposed may impact global markets in such a manner as to have a material adverse effect on the Company’s business, operations, financial condition and stock price.

▪	If the Company is unable to ultimately generate sufficient revenues to become profitable and have positive cash flows, it could have a material adverse effect on its prospects, business, financial condition, results of operations or overall viability as an operating business.

▪	The Company is subject to liquidity risk and therefore may have to include a "going concern" note in its financial statements.

▪	The Company may not be able to obtain sufficient financing in the future on acceptable terms, which could have a material adverse effect on the Company’s business, results of operations and financial condition. In order to obtain additional financing, the Company may conduct additional (and possibly dilutive) equity offerings or debt issuances in the future.

▪	The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants.

▪	The Company has not declared or paid dividends in the past and may not declare or pay dividends in the future.

▪	The Company will incur increased costs as a result of being a public company both in Canada listed on the TSXV and in the United States listed on the Nasdaq, and its management will be required to devote further substantial time to United States public company compliance efforts.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

▪	If the Company does not maintain adequate and appropriate internal controls over financial reporting as outlined in accordance with NI 52-109 or the Rules and Regulations of the SEC, the Company will have to continue to report a material weakness and disclose that the Company has not maintained appropriate internal controls over financial reporting.

▪	As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.

▪	Failure to retain key officers, consultants and employees or to attract and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

▪	The Company is subject to currency fluctuation risks.

▪	From time to time, the Company may become involved in litigation, which may have a material adverse effect on its business financial condition and prospects.

▪	Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest.

▪	The market price for the Company’s shares may be volatile and subject to wide fluctuations in response to numerous factors beyond its control, and the Company may be subject to securities litigation as a result.

▪	If securities or industry analysts do not publish research or reports about the Company’s business, or if they downgrade the Common Shares, the price of the Common Shares could decline.

▪	The Company will have broad discretion over the use of the net proceeds from offerings of its securities.

▪	There is no guarantee that the Common Shares will earn any positive return in the short term or long term.

▪	The Company has a major shareholder which owns 46.08% of the outstanding Common Shares and, as such, for as long as such shareholder directly or indirectly maintains a significant interest in the Company, it may be in a position to affect the Company’s governance, operations and the market price of the Common Shares.

▪	As the Company is a Canadian corporation but most of its directors and officers are not citizens or residents of Canada or the U.S., it may be difficult or impossible for an investor to enforce judgements against the Company and its directors and officers outside of Canada and the U.S. which may have been obtained in Canadian or U.S. courts or initiate court action outside Canada or the U.S. against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise. Similarly, it may be difficult for U.S. shareholders to effect service on the Company to realize on judgments obtained in the United States.

▪	The Company is governed by the Canada Business Corporations Act and by the securities laws of the province of Ontario, which in some cases have a different effect on shareholders than U.S. corporate laws and U.S. securities laws.

▪	The Company is subject to risks associated with its information technology systems and cyber-security.

▪	The Company may be a Passive Foreign Investment Company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

Readers are cautioned that the foregoing lists of assumptions and risks are not exhaustive. The Forward-Looking Information contained in this MD&A is expressly qualified by these cautionary statements. All Forward-Looking Information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any Forward-Looking Information, whether as a result of new information, future events, or otherwise, except as required by applicable securities law. Additional information about these assumptions, risks, and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual and interim MD&A and annual information form, which are available on SEDAR at www.sedar.com.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

CAUTIONARY NOTE REGARDING MINERAL RESERVE & MINERAL RESOURCE ESTIMATES

Technical disclosure regarding the Company’s properties included in this document has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and estimates are made in accordance with NI 43-101. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

Under the SEC rules regarding disclosure of technical information, the definitions of “proven mineral reserves” and “probable mineral reserves” are substantially similar to the corresponding CIM Definition Standards, and the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” which are also substantially similar to the corresponding CIM Definition Standards. However, there are still differences in the definitions and standards under the SEC rules and the CIM Definition Standards. Therefore, the Company’s mineral resources and reserves as determined in accordance with NI 43-101 may be significantly different than if they had been determined in accordance with the SEC rules.

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